EXHIBIT 2.1

December 29, 2009

Vycor Medical, Inc.
80 Orville Drive, Suite 100
Bohemia, New York 11716

Re:	Fountainhead Capital Management Limited/Regent Private Capital, Inc.—Debt Restructuring

Ladies and Gentlemen:

The purpose of this letter agreement is to set forth the terms of a restructuring (the “Recapitalization”) of certain outstanding loans by Fountainhead Capital Management Limited (“FHCM”) and Regent Private Capital, LLC. (“Regent”) to Vycor Medical, Inc. (“Vycor”).

Background:

As of the date hereof, the following loans are outstanding:

1)

A convertible debenture dated December 15, 2006 in the original face amount of $172,500 payable to FHCM (as successor in interest to Fountainhead Capital Partners Limited) bearing interest at the AFR (the “FHCM 2006 Debenture”). Maturity date was August 15, 2009. Conversion price has been adjusted to $0.07545 per share.

2)

A convertible debenture dated February 15, 2008 in the original face amount of $150,000 payable to FHCM (as successor in interest to Fountainhead Capital Partners Limited) bearing interest at 6% per annum (12% default interest) (the “FHCM February 2008 Debenture”). Maturity date was February 15, 2009. Conversion price is $0.1230 per share.

3)

A convertible debenture dated February 15, 2008 in the original face amount of $500,000 payable to Regent bearing interest at 6% per annum (12% default interest) (the “Regent February 2008 Debenture”). Maturity date was February 15, 2009. Conversion price is $0.1230 per share. Regent subsequently transferred $350,000 of said face amount to third parties who ultimately converted all of the remaining principal and part of the accrued interest to Common Stock. As at November 30, 2009 the accrued unpaid interest portion of the converted debenture amounted to $13,684.

4)

A convertible debenture dated April 15, 2008 in the original face amount of $150,000 payable to FHCM (as successor in interest to Fountainhead Capital Partners Limited) bearing interest at 6% per annum (12% default interest) (the “FHCM April 2008 Debenture”). Maturity date was April 15, 2009. Conversion price is $0.1230 per share.

Vycor Medical, Inc.
December 29, 2009

5)

A convertible debenture dated February 15, 2008 in the original face amount of $500,000 payable to Regent bearing interest at 6% per annum (12% default interest) (the “Regent April 2008 Debenture”). Maturity date was April 22, 2009. Conversion price is $0.1230 per share.

6)	In June 2009, FHCM and Regent loaned Vycor an additional aggregate of $40,000 in the form of non-convertible debentures with a maturity date of July 30, 2009 (the “June 2009 Advance”).

7)	In July 2009, FHCM and Regent loaned Vycor an additional aggregate of $53,000 in the form of non-convertible debentures with a maturity date of August 31, 2009 (the “July 2009 Advance”).

8)	In August 2009, FHCM loaned Vycor an additional $27,000 in the form of a non-convertible debenture with a maturity date of September 30, 2009 (the “August 2009 Advance”).

9)	In November 2009, FHCM and Regent loaned Vycor an additional $64,000 in the form of a non-convertible debenture with a maturity date of November 30, 2009 (the “November 2009 Advance”)

10)	In December 2009, FHCM loaned Vycor an additional $20,000 in the form of a non-convertible debenture with a maturity date of December 31, 2009 (the “December 2009 Advance”)

As of this date, aggregate principal owing on the aforementioned debentures is $598,000 to FHCM (the “FHCM Debentures”) and $728,500 to Regent (the “Regent Debentures”), totaling $1,326,500. Of this amount, $1,122,500 is on account of the FHCM 2006 Debenture, the February 2008 FHCM and Regent Debentures and the April 2008 FHCM and Regent Debentures. All of the aforementioned Debentures are currently in payment default except the December 2009 Advance.

On December 15, 2006, Vycor issued Warrants to FHCM purchase an aggregate of 805,931 shares of Vycor Common Stock at a price of $0.50 per shares exercisable prior to December 15, 2011. Thereafter, FHCM transferred 50% of such Warrants to Regent.

Each of the Debentures, Warrants and Option have terms incorporated therein which provide for anti-dilution adjustments.

Debt Restructuring (“Recapitalization”):

1)

The Regent Debentures will be consolidated and amended (the “New RPC Debentures”). Among other matters, the New RPC Debentures shall have a maturity date which is nine (9) months following the Closing Date, the conversion price shall be modified and the anti-dilution provisions eliminated. The New RPC Debentures shall be a senior obligation of Vycor, which shall rank pari passu with the remaining outstanding portion of FHCM Debentures and a portion of the new funds to be advanced to Vycor by FHCM pursuant to the terms hereof (see FHCM Funding Commitment, below) and senior to all other Vycor obligations. The existing inter-creditor agreement and security agreements shall be amended

Vycor Medical, Inc.
December 29, 2009

2)	At the Closing, Vycor will repay the Regent November advance of $32,000 from the Closing Funding (see below).

3)

At the Closing, FHCM shall convert FHCM Debentures with an aggregate value (including accrued interest) of $300,000 into a number of shares of a newly designated series of Vycor Preferred Stock (“New Preferred Shares”) which shall be convertible into the equivalent of 85% of the total proforma, fully-diluted share capital of Vycor at the Closing. The New Preferred Shares shall be convertible at any time at the sole option of the holder and shall carry a liquidation preference over Vycor’s Common Shares and any other series of shares of preferred stock. The New Preferred Shares shall have the right to vote on all matters together with the holders of Vycor’s Common Shares in a manner where the holders of the New Preferred Shares shall be entitled to cast eighty-five percent (85%) of the votes entitled to be cast on any matter presented to Vycor’s stockholders The remaining FHCM Debentures shall be modified on the same terms as the New RPC Debentures. Vycor shall promptly following the Closing cause its shareholders to take action to authorize sufficient additional Common Shares to facilitate the full conversion of all of the shares of New Preferred Stock issued to FHCM into Vycor’s Common Shares.

4)	All FHCM Debentures and New RPC Debentures shall be secured by a first priority lien on all of the assets of Vycor.

5)	The anti-dilution provisions of the FHCM Warrants and Regent Warrants shall be terminated.

6)	At the Closing, any and all default or other action letters or notices initiated by either FHCM or Regent shall be deemed rescinded and shall be of no further legal force and effect.

7)	The minority approval rights held by Regent under Schedule 6.2 of the Convertible Debenture Purchase Agreement between Regent and Vycor shall be rescinded as part of the Recapitalization

FHCM Funding Commitment:

1) FHCM commits to fund or procure funding for Vycor’s ongoing operating expenses for a period commencing on the Closing Date through August 31, 2010 (“FHCM New Funding”). The amount of funding to be provided at closing (the “Closing Funding”) shall be determined prior to Closing but shall include funds to repay the $32,000 Regent November Advance. It is estimated that Vycor will require funding in the aggregate amount of $529,000 from the Closing Date through March 31, 2010, $865,000 through June 30, 2010 and $1,015,000 through August 31, 2010. Such funding shall be made on a monthly basis and each advance shall be subject to FHCM’s confirmation that Vycor’s operations for the period commencing the Closing Date through the end of the immediately prior month are within ten percent (10%) of the budgeted gross margin and net expenses in accordance with Vycor’s then approved budget (as the same

Vycor Medical, Inc.
December 29, 2009

may be revised from time to time based on the mutual agreement of Vycor and FHCM) for such period as so agreed by FHCM and Vycor.

2) Funds advanced as a part of the FHCM New Funding shall be evidenced by new Debentures (which at FHCM’s option shall be either convertible or non-convertible on terms to be determined by the parties) which shall have a maturity date which is co-terminus with FHCM Debentures and New RPC Debentures and bear interest at a rate of six percent (6%) per annum, payable at maturity. Funds advanced as a part of the FHCM New Funding shall rank as follows:

a.

Vycor’s obligation to repay funds advanced as part of the FHCM New Funding shall be pari passu with the New RPC Debentures and FHCM Debentures up to an amount equal to an aggregate total amount of $1,800,000 (the “First Lien Limit”).

b.

Vycor’s obligation to repay funds advanced as part of the FHCM New Funding once the First Lien Limit has been reached shall be subordinate to the New RPC Debentures and FCM Debentures, but senior to all other Vycor obligations.c.

3)

Vycor and FHCM shall enter into a Shareholder’s Agreement (“Shareholder’s Agreement”) which shall provide FHCM with certain rights and rights approval with respect to various aspects of Vycor’s operation and governance. 5)

Management Terms and Conditions:

1.	For the purposes of this agreement, “Management” shall be deemed to include Kenneth Coviello and Heather Vinas.

2.

At the Closing, Vycor Management will be granted new Warrants (“New Management Warrants”) to purchase 161,262,706 Common Shares of Vycor at an exercise price of $0.00717 per share. It is assumed that, when fully vested, such New Management Warrants will give Management approximately twenty-two percent (22%) of the company on a fully diluted basis under the pro-forma capital structure based on the restructuring. The New Management Warrants shall not carry any anti-dilution protection. The New Management Warrants shall have a cashless exercise. The vesting schedule shall be in three (3) instalments as follows:

a.

The first vesting shall occur simultaneous with the Closing of the Recapitalization for 32,900,133 warrants. These vested warrants shall be retained by Vycor and transferred to Holder in 12 equal monthly instalments on the first day of each calendar month commencing January 1, 2010. Upon termination of the Holder’s employment with Vycor, Holder shall be entitled to retain all Warrants transferred to the Holder prior to such termination of employment, which may be exercised at any time within the term of this Warrant

Vycor Medical, Inc.
December 29, 2009

b.

The second vesting will be eligible to occur as of December 31, 2010 for 64,181,287 warrants as long as the respective member of Management remains in the employ of Vycor, based on the achievement of agreed metrics in a budget prepared by Vycor and agreed by FHCM for the fiscal year ending December 31, 2010.

c.

The third vesting will be eligible to occur as of December 31, 2011 for 64,181,287 warrants as long as the respective member of Management remains in the employ of Vycor, based on the achievement of agreed metrics in a budget prepared by Vycor and agreed by FHCM for the fiscal year ending December 31, 2011.

Unless they are accelerated by their terms, the New Management Warrants shall be shall be exercisable for a period of five (5) years following the date of issue. Notwithstanding, no New Management Warrants shall be exercisable prior to January 1, 2011.

Should Vycor (i.e. the entire company or substantially all of its assets) be sold prior to the full vesting of the New Management Warrants, any unvested New Management Warrants will immediately vest and become exercisable according to their terms.

The metrics will be mutually agreed by FHCM and Vycor Management no later than January 31, 2010, based on a comprehensive operating and capital budget (the “2010/11 Budget”) to be prepared by management.

3.

Management accrued salaries of $141,286 at August 31, 2009 shall be converted into a contingent retention bonus payable (assuming that the respective member of Management continues to be in the employ of Vycor at the time) either on the closing a fundraising of more than $1.5 million or on the sale of the company (or substantially all of its assets) at a value above $3 million. No additional unpaid Management salaries shall be accrued after August 31, 2009. Should the respective member of Management be Terminated Without Cause or Resign With Good Reason within a period of six months prior to either of these two events occurring, the retention bonus will be payable

4.

Effective the Closing Date, the current employment agreements between Vycor and each respective member of Management shall be terminated and replace by new employment agreements consistent with the provisions and terms detailed herein (see below).

5.	Commencing at the Closing, members of Management shall be compensated as follows:

a.	Each member of Management shall each be paid a base level of $8,500 per month ($17,000 in the aggregate), payable in bi-weekly instalments; and

b.

An incremental cash bonus, payable monthly in arrears, equivalent to 5% per member of Management (10% in total) of Vycor’s gross profit (sales, less commission, less Cost of Goods Sold) over $7,155 per month. Incremental sales must be on normal payment terms.

c.

On the earlier to occur of (i) the closing of a fundraising of more than $1.5 million, or (ii) Vycor’s achievement of positive cash flow (based upon financial statements prepared in accordance with US GAAP) for at least three consecutive fiscal months, Management salaries shall increase effective the beginning of the immediately succeeding fiscal quarter to the equivalent of $165,000 per annum each, subject to the agreement of any new

Vycor Medical, Inc.
December 29, 2009

investors in the Company. The new Management employment contracts shall contain a provision for a “look-back” should the three month positive cash flow period not be sustained.

6.

The aforementioned terms and conditions will be embodied into new Management employment contracts, which shall supersede in all respects, current Management employment contracts. The new Management employment contracts shall be negotiated prior to the Closing and executed at the Closing.

7.	For the 12 months following closing, the existing Vycor common shares held by Management shall be subject to a lock-up agreement to be entered into at Closing

8.

Following the Closing and by March 31, 2010, Vycor’s Board of Directors, subject to the approval of FHCM, shall develop an incentive plan for Management which will provide incentive compensation for Management and key employees consistent with industry standards based on the achievement of pre-determined financial milestones.

9.

During the period covered by the Plan C Budget, members of Management will focus their attention, as much as possible, on new and existing customers (hospitals, surgeons and distributors) in order to generate increased sales.

Vycor Medical, Inc.
December 29, 2009

Budget, Reporting And Funding:

1.

FHCM and Vycor will use as a basis the Plan C Plus Budget which it is agreed must be updated and is subject to further agreement between FHCM and Vycor Management following the Closing. Thereafter, the Plan C Budget shall be reviewed and subject to revision by FHCM and Management at the end of each fiscal quarter following the Closing. As soon as is possible after the Closing, FHCM and Vycor will agree to a budget monitoring and reporting program, which will permit an effective periodic review process on at least a monthly basis.

2.

As part of the preparation and periodic revision of the Plan C Budget, Vycor and FHCM will agree on a strategy to work out payment plans with Vycor creditors and FHCM will assist Vycor in negotiating these plans as necessary.

3.

As a further part of the budgeting process, FHCM will ensure that the Vycor office is adequately staffed to ensure customer handling, payables handling, IP, ISO and other audits and compliance and handled effectively.

4.

As a part of the budget, FHCM will ensure and guarantee that the premiums on Vycor’s Directors and Officers Liability Insurance policy continue to be funded as they come due. If at any time FHCM determines not to fund such premiums, FHCM shall fund the purchase of a one-year “tail” provision on the policy such that coverage of not less that $1,000,000 will continue for at least one year following the termination of the policy due to non-payment of premiums.

5.	FHCM will handle all initial discussions and strategy with respect to any additional fundraising. Vycor Management will refer all enquiries in this regard to FHCM immediately upon receipt thereof.

Closing:

The parties agree that the Closing of the Recapitalization and all other matters related thereto shall occur not later than December 23, 2009 (the “Closing Date”).

Actions Prior To Closing;

Prior to Closing Vycor shall not carry out the following without the express written consent of FHCM:

1)	Sell, exchange or otherwise transfer Vycor’s assets;

2)	Cause Vycor to merge or consolidate with or into another limited liability company, corporation, partnership, limited partnership or other entity;

3)	Issue any shares or other securities in the Company;

4)	Borrow money or otherwise obligate the Company on any form of indebtedness or guaranty in excess of $5,000 not in the ordinary course of business;

Vycor Medical, Inc.
December 29, 2009

5)

Adopt, execute or accept any agreement on behalf of the Company which is not terminable at will or which, over its normal course, would obligate the Company to make payments of cash and/or property having an aggregate value in excess of $20,000; and

6)	Enter into any employment agreements.

Prior to Closing, Vycor will confirm to FHCM in writing that no anti-dilution or other adjustment provisions contained in any Vycor securities or warrants other than those held by FHCM and Regent would be triggered as a result of the Recapitalization. Vycor will also confirm to FHCM in writing prior to Closing that the board of Vycor has the necessary approvals to carry out the Recapitalization

Required Documentation:

The following agreements and documents, among others, will be required in connection with the Recapitalization. Definitive documentation will be specifically approved by Vycor’s board of directors and contain normal representations and warranties found in transactions of this nature

1)	FHCM-Vycor Debenture Exchange Agreement
2)	Form of amended FHCM Debenture
3)	Johannson Interest Assignment Agreement
4)	Form of New RPC Debenture
5)	Amended Security Agreement
6)	Statement of Designations, Rights and Preferences for Vycor New Preferred Shares
7)	RPC and FHCM Waiver Agreements
8)	Form of New Management Warrants
9)	Revised and updated Plan C Budget
10)	New Vycor Management Employment Agreements and termination of existing employment agreements
11)	Shareholder’s Agreement between FHCM and Vycor
12)	Management Shares Lock-up Agreement

SIGNATURE PAGE FOLLOWS

Vycor Medical, Inc.
December 29, 2009

FOUNTAINHEAD CAPITAL MANAGEMENT LIMITED

/s/ Gisele Le Miere, Director
/s/ Carole Dodge, Director
By:

REGENT PRIVATE CAPITAL, LLC

/s/ Lawrence Field
By:

ACKNOWLEDGED AND AGREED:

VYCOR MEDICAL, INC.

/s/ Heather Vinas
/s/ Kenneth T. Coviello
By: